FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation (“Banro” or the “Company”)
1, First Canadian Place, 100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario
M5X 1E3

Item 2	Date of Material Change

January 31, 2017

Item 3	News Release

A press release was disseminated by the Company through Marketwired LP on January 31, 2017.

Item 4	Summary of Material Change

Banro entered into a support agreement (the “Support Agreement”) with major stakeholders to recapitalize the Company by refinancing a total of US$207.5 million of outstanding debt, equitizing the outstanding preferred shares and raising US$45 million by way of a gold forward sale (the “Recapitalization”).

Item 5	Full Description of Material Change:

Description of Recapitalization and Material Terms

Banro entered into the Support Agreement with major stakeholders to recapitalize the Company by refinancing a total of US$207.5 million of outstanding debt, equitizing the outstanding preferred shares and raising US$45 million by way of a gold forward sale.

The Recapitalization, to be implemented by way of a corporate plan of arrangement (a “Plan”) under the Canada Business Corporations Act, contemplates (a) the refinancing of the US$175 million 10% senior secured notes due March 1, 2017 (“Existing Notes”) and US$22.5 million loan (“Term Loan”) with new US$197.5 million senior secured notes (“New Notes”) with a 4-year maturity, (b) the conversion of the outstanding exchangeable preferred shares (“Exchangeable Preferred Shares”) and gold-linked preferred shares (“Gold-Linked Preferred Shares” and together the with Exchangeable Preferred Shares, the “Preferred Shares”) of Banro and certain of its subsidiaries into common shares of the Company (“Common Shares”), (c) the execution of a gold forward sale agreement to raise US$45 million to be used for working capital and general corporate purposes, including to fund transaction costs and repay the Interim Loan (as defined below), and (d) the extension of the maturity dates on an existing US$10 million loan (the “Dore Loan”) from July 15, 2018 and September 1, 2018 to March 1, 2020.

The major stakeholders (the “Supporting Parties”) who entered into the Support Agreement for the Recapitalization represent approximately 74% of the outstanding Existing Notes, 100% of the Term Loan, 100% of the Dore Loan and 97% of the Preferred Shares. Subject to the terms and conditions of the Support Agreement, each of the Supporting Parties has agreed to support and vote in favour of the Recapitalization.

Each of Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (collectively “RFW”), certain funds and accounts under management by Gramercy Funds Management LLC (“Gramercy” and together with RFW the “Related Parties”) are considered “related parties”, as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and as a result of the related parties’ involvement in the Recapitalization and Interim Loan, the Recapitalisation and Interim Loan are each considered a “related party transaction” (as defined in MI 61-101).

As part of the Recapitalization

The Supporting Parties, including the Related Parties, have entered into the Support Agreement pursuant to which, among other things, each such Supporting Party has, on customary terms and conditions committed to:

o

Vote in favour of the approval, consent, ratification and adoption of the Recapitalization and the Plan and against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted, could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization or the Plan;

o	not to take any action, or omit to take any action, with the intent of delaying, challenging, frustrating or hindering the consummation of the Recapitalization or implementation of the Plan;

o	subject to certain exceptions, not to, directly or indirectly, sell, assign, lend, pledge, hypothecate or otherwise transfer any of its securities of Banro or any interest therein; and

o

not to accelerate or enforce, or take any action or initiate any proceeding to accelerate or enforce, the payment or repayment of any of its instruments affected by the Plan and not to support any other holder of any of any instruments affected by the Plan in taking any of the actions described above.

Each of the Supporting Parties, including the Related Parties, will be entitled to a Support Agreement fee equal to 0.25% on all securities and loan facilities held by them which are affected pursuant to the Recapitalization upon implementation of the Plan.

The Supporting Parties, including the Related Parties, will exchange the Existing Notes held by them (including any Existing Notes acquired pursuant to the cash election referred to below), and the Term Loan, into New Notes (as described below) in a par for par exchange and Common Shares (as described below), plus a cash payment of accrued but unpaid interest.

The remaining holders of Existing Notes who are not Supporting Parties will be required to opt for either (a) a cash election under the Plan whereby RFW would purchase the Existing Notes held by holders who make such election at 75% of par value thereof, plus accrued interest from March 1, 2017 (the “Cash Election”), or (b) an exchange into New Notes with a par for par exchange (and associated Common Shares as described below) for the Existing Notes, plus a cash payment of accrued but unpaid interest from March 1, 2017. The Company intends to make the March 1, 2017 interest payment on the Existing Notes in the ordinary course.

Each holder of the New Notes will be issued 575.11449 Common Shares (rounded down to the nearest whole number) per US$1,000 principal amount of the New Notes (in aggregate, equivalent to approximately 10% of the Common Shares post- Recapitalization on a fully-diluted basis).

The Dore Loan will be amended to extend the maturity dates from July 15, 2018 and September 1, 2018 to March 1, 2020, with all other terms unchanged. The Dore Loan will be secured by a lien ranking pari passu with the New Notes.

Holders of the Exchangeable Preferred Shares and the Gold-Linked Preferred Shares will exchange such shares for Common Shares (representing in aggregate approximately 60% of the Common Shares post-Recapitalization on fully-diluted basis) on a pro rata basis using the following values:

o	with respect to the Exchangeable Preferred Shares, the sum of the face value of the Exchangeable Preferred Shares (being approximately US$43.1 million) plus any accrued but unpaid dividends; and

o

with respect to the Gold-Linked Preferred Shares, the sum of the “Liquidation Preference” value (as defined in the articles that contain the attributes of such shares) at January 20, 2017 (being approximately US$27.7 million) of the Gold Linked Preferred Shares plus any accrued but unpaid dividends up to the implementation date of the Recapitalization not otherwise included in the Liquidation Preference value.

Outstanding stock options of Banro with an exercise price per share of Cdn$0.80 or higher will be cancelled.

Existing shareholders, together with existing warrants and options not cancelled, will in aggregate retain approximately 30% of the Common Shares of the Company on a fully-diluted basis.

The principal terms of the New Notes (of which US$197.5 million principal amount will be outstanding upon implementation of the Recapitalization) will be as follows:

The maturity date will be March 1, 2021.

Interest will accrue at 10% per annum and will be payable in arrears based on 30/360 day basis on the first day of March, June, September and December through the maturity date; provided, however, that if Banro’s trailing earnings before interest, taxes, depreciation and amortization for the previous four quarters as determined at the record date for each interest payment (i) is at least US$90 million but not more than US$100 million, the interest rate for the following quarter shall be increased to 11% per annum, and (ii) is at least US$100 million, the interest rate for the following quarter shall be increased to 12% per annum.

The New Notes will be secured with a second priority senior secured lien ranking over all present and after acquired property of Banro and will rank pari passu with respect to payment and security with the Dore Loan.

Banro will repay the principal amount at par as follows under the New Notes:

o	on the second anniversary of the issuance date: 10% of outstanding principal amount;

o	on the third anniversary of the issuance date: 10% of outstanding principal amount; and

o	at maturity: the remaining balance.

Banro can voluntarily call the New Notes, in full or in part, as follows:

o	at a price of 110.0% of principal amount up until the first anniversary of the issuance date;

o	at a price of 107.5% of principal amount on/after the first anniversary of the issuance date until but not including the second anniversary of the issuance date, plus accrued interest;

o	at a price of 105.0% of principal amount on/after the second anniversary of the issuance date until but not including the third anniversary of the issuance date, plus accrued interest;

o	at a price of 102.5% of principal amount on/after the third anniversary of the issuance date until but not including the 42 month anniversary of the issuance date, plus accrued interest; and

o	at a price of 100.0% of principal amount on/after the 42 month anniversary of the issuance date, plus accrued interest.

Holders of the New Notes will have the option to require the Company to redeem all the New Notes at a price of 101% of outstanding principal amount plus accrued interest upon a change of control.

Purpose and Business Reason for the Recapitalization

As a result of the current economic environment and, in particular continued weakness in gold prices, Banro has explored a number of potential alternatives to help resolve the Company’s capital structure and liquidity concerns and in particular the refinancing of outstanding instruments with upcoming maturities.

Anticipated Effect of the Recapitalization on Banro

It is expected that the Recapitalization will provide stability for all of Banro’s stakeholders and mitigate risks associated with upcoming debt maturities, as it will result in an improved balance sheet and position Banro to improve working capital, continue optimizing the current operations and advance the development projects, all of which are expected to contribute substantially to the long term value of the Company. Banro expects to continue to operate in the ordinary course of business; trade payables, employees, banks and operations in the Democratic Republic of the Congo and Canada will be unaffected by the Recapitalization and the Plan.

Interest of Related Parties in the Recapitalization and General Terms of Agreements

Each of the Related Parties are Supporting Parties and will therefore have an interest in the Recapitalization as any other Supporting Party as described above under “Description of Recapitalization and Material Terms”. In addition:

Each of RFW and Gramercy will be entitled to a funding fee equal to 0.50% of the amount advanced by it under the RFW-Gramercy Gold Forward (as defined below).

RFW and Gramercy will purchase from a subsidiary of Banro a US$45 million gold forward (the “RFW-Gramercy Gold Forward”). The RFW-Gramercy Gold Forward sale proceeds will be used for working capital and general corporate purposes, including to fund transaction costs and repay the Interim Loan. The RFW-Gramercy Gold Forward will be secured with a lien ranking senior to the New Notes and pari passu with the obligations pursuant to the existing Gramercy gold forward sale (the “Gramercy Gold Forward”). The RFW-Gramercy Gold Forward provides for the prepayment by the purchasers of US$45 million for their purchase of a total of 51,879.96 ounces of gold from the Namoya mine, with gold deliveries over 36 months beginning in July 2017, at 1,441.11 ounces of gold per month. The RFW-Gramercy Gold Forward may be terminated at any time upon a payment in cash or gold to provide an internal rate of return of 15% to RFW and Gramercy. The terms of the RFW-Gramercy Gold Forward also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of US$1,100 per ounce for that month’s gold delivery.

Gramercy has entered into a new term loan with a subsidiary of Banro (the “Interim Loan”) with a principal amount of US$6.5 million, an interest rate of 15% per annum and a maturity date of April 15, 2017. The Interim Loan is secured with a senior priority lien ranking pari passu with the Gramercy Gold Forward. The Interim Loan will be exchanged for part of Gramercy’s interest in the RFW-Gramercy Gold Forward on closing of the Recapitalization, at which time interest will be payable in cash.

On implementation of the Recapitalization, each of Gramercy and RFW will have the right to appoint one director to the board of directors of Banro.

RFW and Gramercy will purchase certain Gold-Linked Preferred Shares held by a fund managed by BlackRock Investment Management (UK) Limited, which shares will then be exchanged pursuant to the Plan.

RFW shall purchase up to US$50 million in face value of Existing Notes pursuant to the Cash Election.

The Recapitalization’s Effect on the Related Parties’ Interest in Banro

Currently:

RFW has direct or indirect ownership of 50,000,000 Common Shares, representing approximately 16.48% of the outstanding Common Shares. In addition, RFW has direct or indirect ownership of (a) warrants to acquire an additional 7,500,000 Common Shares, and (b) Exchangeable Preferred Shares which are exchangeable for 29,256,766 Common Shares. If RFW were to exercise such warrants and exchange such Exchangeable Preferred Shares RFW would hold, directly or indirectly, an aggregate of 86,756,766 Common Shares, or approximately 25.5% of the issued and outstanding Common Shares assuming RFW were to exchange all of its Exchangeable Preferred Shares and exercise all of its warrants pursuant to the terms thereof.

Gramercy has control or direction over (a) 8,294,250 Common Shares, (b) warrants to acquire 18,300,000 Common Shares, and (c) Exchangeable Preferred Shares which are exchangeable for 33,743,234 Common Shares. If Gramercy were to exercise such warrants and exchange such Exchangeable Preferred Shares Gramercy would hold, directly or indirectly, an aggregate of 60,337,484 Common Shares, or approximately 16.97% of Banro’s currently issued and outstanding Common Shares assuming Gramercy were to exchange all of its Exchangeable Preferred Shares and exercises all of its warrants pursuant to the terms thereof.

Following implementation of the Recapitalization, it is expected that each of RFW and Gramercy will hold approximately 30% of the outstanding Common Shares.

Exemption from Valuation

During the previous 24 months, no prior valuations have been made in respect of the Company relating to the Existing Notes, Exchangeable Preferred Shares or the Gold-Linked Preferred Shares which would require disclosure in accordance with section 6.8 of MI 61-101.

The Company is relying on the financial hardship exemption from the requirement to obtain a formal valuation in connection with the Recapitalization, pursuant to section 5.5(g) of MI 61-101, based on the following: (i) the Company is in serious financial difficulty, (ii) the Recapitalization is designed to improve the financial position of the Company, (iii) the Company is not currently bankrupt or insolvent, (iv) section 5.5(f) of MI 61-101 is not applicable in connection with the Recapitalization; (v) the Company has one or more independent directors in respect of the Recapitalization and (vi) the board of directors of the Company and at least two-thirds of such independent directors, acting in good faith, have determined that items (i) and (ii) above apply and that the terms of the Recapitalization are reasonable in the circumstances of the Company.

The Company is relying on the Loan to Issuer, no Equity or Voting Component exemption from the requirement to obtain minority approval in connection with the Interim Loan, pursuant to section 5.7(1)(f) of MI 61-101 as the Interim Loan is a loan which is not convertible into, or repayable as to principal or interest in, equity or voting securities and the terms of the loan are on commercially reasonable terms that are not less advantageous than what could be obtained from a person dealing at arm’s length to Banro. The Company is relying on the financial hardship exemption from the requirement to obtain a formal valuation in connection with the Interim Loan, pursuant to section 5.5(g) of MI 61-101 for the same reasons outlined above in respect of the Recapitalization.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Farr
Vice President, General Counsel and Corporate Secretary
(416) 366-2221.

Item 9	Date of Report

February 10, 2017